UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File Number 001-34999

OSSEN INNOVATION CO., LTD.

(Translation of registrant’s name into English)

518 SHANGCHENG ROAD, FLOOR 17

SHANGHAI, CHINA 200120

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______.

July 24, 2020

On July 23, 2020, Pujiang International Group Limited, a Cayman Islands company listed on the Hong Kong Stock Exchange (the “Parent”), Ossen Innovation Co., Ltd., a British Virgin Islands company and a subsidiary of Parent (the “Company”), and affiliates of the Parent and the Company entered into that certain facility agreement (the “Agreement”) with two financial institutions.

Pursuant to the Agreement, a term loan (the “Loan”) in an amount up to US$40,000,000 (with a green shoe option of up to US$30,000,000) is made to the Parent for working capital and investment purposes for a term of 24 months with the option to be extended for another 12 months. The Loan is secured by, among others, Parent’s 65.9% beneficial ownership in the Company, and guaranteed by the Company, its affiliates and Parent’s affiliates, including Dr. Liang Tang, chairman of the board of directors of the Company.

The Company issued a press release concerning the Agreement, which is attached as Exhibit 99.1 hereto.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated July 24, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OSSEN INNOVATION CO., LTD.
Date: July 24, 2020

	By:	/s/ Wei Hua
Name: Wei Hua
Title: Chief Executive Officer